UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Traubenberg, Neil D.
   1776 Balmoral Court
   Belvidere, IL  61008
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   06/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Tax
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |03/19/|    |V|9.03              |A  |$68.3211   |---                |D     |---                        |
                           |99    |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |06/10/|J(3)| |1,200             |A  |$70.1191   |---                |D     |---                        |
                           |99    |    | |                  |   |           |                   |      |                           |
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Common Stock               |06/10/|J(4)| |7,778.0741        |D  |$70.1191   |-0-                |D     |---                        |
                           |99    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Nonqualified |(2)     |06/10|J(2)| |16,000     |D  |     |     | Common Stoc|16,000 |       |-0-         |D  |---         |
Stock Option (Right to|        |/99  |    | |           |   |     |     |k           |       |       |            |   |            |
 Buy)w/Tandem Withhold|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ing Right             |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Restricted Stock Units|n/a     |06/10|J(3)| |1,200      |D  |     |     |Common Stock|1,200  |       |-0-         |D  |---         |
                      |        |/99  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)Acquisition by Reporting Person pursuant to dividend reinvestment on Sundstrand stock held in account with Smith Barney.
(2)In connection with the merger with UTC, 16,000 Sundstrand stock options held by the Reporting Person were converted to 17,702 UTC stock options. Of the 16,000 Sundstrand stock options held by the Reporting Person prior to the conversion to UTC options, 2,500 were at an exercise price of $19.3125, 2,500 were at an exercise price of $22.375, 2,250 were at an exercise price of $38.9375, 3,000 were at an exercise price of $51.3125, and 5,000 were at an exercise price of $50.5938.
(3)In connection with the merger with UTC, 1,200 restricted stock units held by the Reporting Person were released. The released units were exchanged for 1,200 shares of Sundstrand common stock, which in turn were exchanged for the merger consideration of cash and UTC stock on June 10, 1999, with 669 UTC shares being issued to the Reporting Person. (See
Note 4 below.)
(4)In connection with the merger with UTC, the 7,778 shares of Sundstrand common stock held by the Reporting Person were exchanged for the merger consideration of cash and UTC stock on June 10, 1999, with 4,340 UTC shares being issued to the Reporting Person. Of the 4,340 UTC shares issued, 669 were related to the release of restricted stock units (see
Note 3 above).